SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Stelmar Shipping Ltd. (SJH)

(Name of Issuer)

Common Stock, par value $.02 per share

(Title of Class of Securities)

V8726M103

(CUSIP Number)

George Karageorgiou

c/o Stelinvest Corp.

Status Center

2A Areos Str.

Vouliagmeni, 16671

Athens, Greece

Tel: 011 30 210 967 1019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V8726M103		Page 2 of 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stelshi Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,138,584 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,138,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.50%
14	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. V8726M103	Page 3 of 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stelios Haji-Ioannou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) See the originally filed Schedule 13D and Amendment Nos. 1 and 2 thereto.	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain and Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,138,584 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,138,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.50%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. V8726M103	Page 4 of 8

This statement constitutes Amendment No. 14 to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2001 (as heretofore amended and supplemented by Amendment Nos. 1 through 13, the “Schedule 13D”) on behalf of Stelshi Holding Ltd., a Liberian corporation (“Stelshi”), and its sole shareholder, Stelios Haji-Ioannou (“Stelios” and together with Stelshi, the “Reporting Persons”) with respect to the common stock, par value $.02 per share (the “Shares”) of Stelmar Shipping Ltd., a Liberian corporation (“Stelmar” or the “Company”). Capitalized terms not defined in this Amendment No. 14 shall have the respective meanings ascribed thereto in the Schedule 13D.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 2. Identity and Background.

The following table sets forth with respect to each executive officer and director of Stelshi, the person’s (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship.

Name	Address	Principal Business or Employment	Citizenship
George Karageorgiou	c/o Stelinvest Corp. Status Center 2A Areos Street Vouliagmeni, 16671 Athens, Greece	President and Director of Stelshi Holding Ltd. c/o Stelinvest Corp. Status Center 2A Areos Street Vouliagmeni, 16671 Athens, Greece	Greece

George Charalambous	c/o Stelinvest Corp. Status Center 2A Areos Street Vouliagmeni, 16671 Athens, Greece	Director of Stelshi Holding Ltd. c/o Stelinvest Corp. Status Center 2A Areos Street Vouliagmeni, 16671 Athens, Greece	Cyprus

During the past five years, none of the individuals named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding violations with respect to such laws.

The Reporting Persons may be deemed to constitute a member of a group within the meaning of Rule 13d-5 promulgated under the Act, together with Stelphi Holding Ltd., a Liberian corporation (“Stelphi”), and its sole shareholder, Polys Haji-Ioannou (“Polys” and, together with Stelphi, the “Phi Group”). The Reporting Persons expressly declare that neither the filing of this Schedule 13D nor any of the information contained herein shall be construed as an admission that it has formed or is a member of any such group. Information with respect to the beneficial ownership of the Shares of the Company by the Phi Group and related information should be contained in a Schedule 13D, as amended, filed or to be filed by the Phi Group. Reference is made to Item 2 of such Schedule 13D, as amended, for information as to the identity and background of Stelphi and Polys and the persons related to them.

CUSIP No. V8726M103	Page 5 of 8

The Reporting Persons have no responsibility for the accuracy and completeness of any information given with respect to any other person or entity, including, without limitation, Stelphi or Polys. Any disclosures made herein with respect to any person or entity other than the Reporting Persons are made on information and belief.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On September 13, 2004, the Reporting Persons, through their attorneys, sent a letter to the Chairman of Stelmar demanding corrective action with respect to certain corporate actions by Stelmar (the “Demand Letter”). The Demand Letter is attached hereto as Exhibit A. Pursuant to such Demand Letter, the Reporting Persons made demands arising out of the delayed Notice of Annual Meeting of Shareholders, loans to Peter Goodfellow, the Chief Executive Officer of Stelmar, and Stamatis Molaris, the Chief Financial Officer of Stelmar, and certain amendments made to the By-Laws of the Company. More particularly, the Reporting Persons stated that the notice to shareholders that the annual meeting of Stelmar had been adjourned to a later date based on a lack of quorum at the scheduled annual meeting failed to comply with the notice requirements contained in the organizational documents of the Company as well as the Liberian Business Corporation Act (the “LBCA”). In accordance with the LBCA, the Reporting Persons demanded that the Company’s Board of Directors (i) reschedule the annual meeting of the shareholders, (ii) add to the existing agenda proposals for the removal of Mr. Goodfellow and Mr. Molaris for cause for violations of U.S. securities laws prohibiting loans to directors and (iii) repeal the amendments purportedly made to the By-Laws on May 27, 2004.

CUSIP No. V8726M103	Page 6 of 8

The Reporting Persons believe that the aforementioned matters are fundamental to their beneficial ownership interests in the Company, and, if corrective action is not taken, then the Reporting Persons reserve the right to pursue judicial intervention as described in the Demand Letter, if necessary.

The Shares presently and formerly beneficially owned by the Reporting Persons were acquired for, and were sold for, investment purposes.

Although the foregoing represents the general range of activities presently contemplated by the Reporting Persons with respect to Stelmar, the Reporting Persons intend to continually review the Company’s business, affairs, management and financial position, as well as conditions in the securities market and general economic and industrial conditions. The possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions required to be described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing may be taken by some or all of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Stelshi directly beneficially owns 1,138,584 Shares of the Company, which constitutes approximately 6.50% of the 17,518,187 Shares of the Company outstanding as of June 30, 2004 (based upon the Second Quarter 2004 Report to Shareholders of Stelmar on Form 6-K filed with the SEC on September 1, 2004). By virtue of his owing of all of the outstanding shares of Stelshi, Stelios may be deemed to beneficially own the 1,138,584 Shares of the Company owned by Stelshi.

Except for the information set forth in this Item 5, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers and directors of Stelshi beneficially own any Shares of the Company.

(b) Stelshi and Stelios have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,138,584 Shares of the Company which Stelshi owns directly.

(c) During the past sixty (60) days, Stelshi has engaged in the following transactions in Shares of the Company on the New York Stock Exchange.

Date of Transaction	Number of Shares sold	Price per share
July 30, 2004	134,200	$33.31
August 2, 2004	15,800	$33.22

Except as set forth above, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the executive officers and directors of Stelshi has effected a transaction in the Shares during the past sixty (60) days.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.	Description

A	Demand Letter from the Reporting Persons to the Chairman of the Board of Directors of Stelmar, dated September 13, 2004.

B	Joint Filing Agreement between Stelios Haji-Ioannou and Stelshi Holding Ltd., dated September 16, 2004.

CUSIP No. V8726M103	Page 7 of 8

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 16, 2004

STELSHI HOLDING LTD.

By:	/S/ GEORGE CHARALAMBOUS
Name: George Charalambous
Title: Director

/S/ STELIOS HAJI-IOANNOU
Stelios Haji-Ioannou

CUSIP No. V8726M103	Page 8 of 8

EXHIBIT INDEX

Exhibit Number	Exhibit Name	Location

A	Demand Letter from the Reporting Persons to the Chairman of the Board of Directors of Stelmar, dated September 13, 2004.	Filed herewith

B	Joint Filing Agreement between Stelios Haji-Ioannou and Stelshi Holding Ltd., dated September 16, 2004.	Filed herewith